                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                               SCHEDULE 13E-3/A

                                (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                      Veterinary Centers of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Veterinary Centers of America, Inc.
                             Vicar Operating, Inc.
                               Vicar Recap, Inc.
                       Green Equity Investors III, L.P.
                             GEI Capital III, LLC
                                Robert L. Antin
                                Arthur J. Antin
                                  Neil Tauber
                                Tomas W. Fuller
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925514101
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

             Robert L. Antin                              John Danhakl
          Chief Executive Officer                      Vicar Recap, Inc.
     Veterinary Centers of America, Inc.          11111 Santa Monica Boulevard
         12401 West Olympic Boulevard                Los Angeles, CA  90025
            Los Angeles, CA  90064                       (310) 954-0444
                (310) 584-6500

--------------------------------------------------------------------------------

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:

                              Julie Kaufer, Esq.
                   Troop Steuber Pasich Reddick & Tobey, LLP
                      2029 Century Park East, 24th Floor
                            Los Angeles, CA  90067
                                (310) 728-3000


                             Anthony T. Iler, Esq.
                              Irell & Manella LLP
                       333 South Hope Street, Suite 3300
                            Los Angeles, CA  90071
                                (213) 620-1555

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1933.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ]  A tender offer.

     d. [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                           Calculation of Filing Fee
--------------------------------------------------------------------------------
               Transaction                  Amount of Filing Fee
               Valuation*
--------------------------------------------------------------------------------
              $306,040,995                        $61,208
--------------------------------------------------------------------------------

     * For purposes of calculating the fee only. Assumes purchase of 20,402,733 shares of VCA common stock, par value $0.001 per share, at $15.00 per share.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $61,208               Filing Party: Veterinary Centers of America, Inc.
                            -----------------                   --------------------------------------
Form or Registration No.:   Schedule 14A          Date Filed:   May 30, 2000
                            -----------------                   --------------------------------------

                                  INTRODUCTION

     This Amendment No. 2 (the "Schedule 13E-3") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on May 30, 2000 and amended on August 2, 2000, is being filed with the Securities and Exchange Commission in connection with (i) the transfer of all of the assets, properties, business operations and liabilities of Veterinary Centers of America, Inc., a Delaware corporation ("VCA"), to Vicar Operating, Inc., a Delaware corporation and wholly owned subsidiary of VCA ("Vicar Operating"), and (ii) the merger (the "Merger") of Vicar Recap, Inc., a Delaware corporation ("Vicar Recap"), with and into VCA pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of August 11, 2000 (the "Merger Agreement"), by and among Vicar Recap, VCA and Vicar Operating. Pursuant to the Merger Agreement, VCA will continue as the surviving corporation, and each issued and outstanding share of common stock of VCA (other than treasury shares, shares retained by the Continuing Stockholders (as defined below), and shares held by dissenting stockholders, Vicar Recap and Green Equity Investors III, L.P., a Delaware limited partnership ("Green Equity")) will be cancelled and converted into the right to receive a cash payment per share, without interest, of $15.00. Prior to the consummation of the Merger, VCA will deliver to Vicar Recap a schedule that will list shares of VCA common stock held by certain VCA employees and management (the "Continuing Stockholders") that will not be cancelled and converted in the Merger but will remain outstanding as shares of common stock of the surviving corporation. The schedule also will list any other forms of consideration that may be provided by certain Continuing Stockholders for shares of common stock of the surviving corporation. The Continuing Stockholders include members of VCA's board of directors and executive officers (the "Management Continuing Stockholders"). The Management Continuing Stockholders are: Robert L. Antin, the Chief Executive Officer, President and Chairman of the Board of VCA; Arthur J. Antin, the Chief Operating Officer, Senior Vice President, Secretary and a Director of VCA; Neil Tauber, the Senior Vice President, Treasurer and a Director of VCA; and Tomas W. Fuller, the Chief Financial Officer, Vice President and Assistant Secretary of VCA. As a result of the Merger (after giving effect to the issuance of employee incentive options and warrants to be issued to GS Mezzanine Partners II, L.P. and certain other mezzanine lenders), Green Equity (along with certain other investors) and the Continuing Stockholders will own approximately 71.75% and 22.5%, respectively, on a fully diluted basis, of the common stock of VCA. This
Schedule 13E-3 is being filed by VCA, Vicar Operating, Vicar Recap, Green Equity, GEI Capital III, LLC ("GEI Capital"), Robert L. Antin, Arthur J. Antin, Neil Tauber and Tomas W. Fuller.

     Concurrently with the filing of this Schedule 13E-3, VCA is filing Amendment No. 2 to its proxy statement (the "Proxy Statement"), pursuant to which the stockholders of VCA will be given notice of the Merger. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

     The filing of this Schedule 13E-3 shall not be construed as an admission by VCA, Vicar Recap, Green Equity, GEI Capital or the Management Continuing Stockholders or any of their affiliates that VCA is "controlled" by Vicar Recap, Green Equity, GEI Capital or the Management Continuing Stockholders or any of their affiliates or that any of Vicar Recap, Green Equity, GEI Capital or the Management Continuing Stockholders or any of their affiliates is an "affiliate" of VCA within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 1.          SUMMARY TERM SHEET.

                 The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY" of the Proxy Statement is incorporated herein by reference.

ITEM 2.          SUBJECT COMPANY INFORMATION.

       (a) Name and Address. The information contained in the section entitled "SUMMARY - The Participants" of the Proxy Statement is incorporated herein by reference.

       (b) Securities. The information contained in the section entitled "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

       (c) Trading Market and Price. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

       (d) Dividends. The information contained in the section entitled "DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

       (e)       Prior Public Offerings. None.

       (f) Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 3.          IDENTITY AND BACKGROUND OF FILING PERSON.

       (a) - (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled "SUMMARY - The Participants," "INFORMATION ABOUT VICAR RECAP, INC., GREEN EQUITY INVESTORS III, L.P. AND GEI CAPITAL III, LLC," "INFORMATION ABOUT VICAR OPERATING, INC.," "PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS" and "DIRECTORS AND EXECUTIVE OFFICERS OF VCA" of the Proxy Statement is incorporated herein by reference.

ITEM 4.          TERMS OF THE TRANSACTIONS.

       (a)       Material Terms.

           (1)   Not applicable.

           (2)   (i)    The information contained in the sections entitled
                        "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and
                        "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

                 (ii) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AGREEMENT - Consideration to be Received in the Merger" of the Proxy Statement is incorporated herein by reference.

                 (iii) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" and "- The Green Entities', the Management Continuing Stockholders' and Vicar Operating's Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

                 (iv) The information contained in the section entitled "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

                 (v) The information contained in the sections entitled "SPECIAL FACTORS - Effects of the Merger," "- Interests of VCA Directors and Officers in the Merger" and "THE MERGER AGREEMENT - Consideration to be Received in the Merger" of the Proxy Statement is incorporated herein by reference.

                 (vi) The information contained in the section entitled "SPECIAL FACTORS - Accounting Treatment of the Merger" of the Proxy Statement is incorporated herein by reference.

                 (vii) The information contained in the section entitled "SPECIAL FACTORS - Material Federal Income Tax Consequences of the Merger" of the Proxy Statement is incorporated herein by reference.

       (c) Different Terms. The information contained in the section entitled "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

       (d) Appraisal Rights. The information contained in the section entitled "SPECIAL FACTORS - Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

       (e)       Provisions for Unaffiliated Security Holders. None.

       (f)       Eligibility for Listing or Trading. Not applicable.

ITEM 5.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       (a) Transactions. The information contained in the sections entitled "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger" and "- Background of the Merger" of the Proxy Statement is incorporated herein by reference.

       (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SPECIAL FACTORS
                 - Background of the Merger," "- Structure of the Merger" and "- Interests of VCA Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

       (e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SPECIAL
                 FACTORS - Background of the Merger," "- Effects of the Merger," "- Interests of VCA Directors and Officers in the Merger," and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       (b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Effects of the Merger," "- The Green Entities', the Management Continuing Stockholders' and Vicar Operating's Reasons for the Merger" and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

       (c) Plans. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Effects of the Merger," "- Interests of VCA Directors and Officers in the Merger," "- The Green Entities', the Management Continuing Stockholders' and Vicar Operating's Reasons for the Merger" and "DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

ITEM 7.          PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

       (a), (c) Purposes; Reasons. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "- Structure of the Merger," "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger," and "- The Green Entities', the Management Continuing Stockholders' and Vicar Operating's Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

       (b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS - Risk that the Merger will not be Completed" and "-Background of the Merger" of the Proxy Statement is incorporated herein by reference.

       (d) Effects. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS - Effects of the Merger," "-The Green Entities', the Management Continuing Stockholders' and Vicar Operating's Reasons for the Merger," "- Structure of the Merger," "- Interests of VCA Directors and Officers in the Merger," "- Accounting Treatment of the Merger," "- Material Federal Income Tax Consequences of the Merger," "- Appraisal Rights," "THE MERGER AGREEMENT" and "EXPENSES" of the Proxy Statement is incorporated herein by reference.

ITEM 8.          FAIRNESS OF THE TRANSACTION.

       (a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING - Record Date and Voting," "SPECIAL FACTORS - Background of the Merger," "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger," "- Opinion of Houlihan Lokey Howard & Zukin Capital," "- Opinion of Jefferies & Company, Inc." and "- Positions of the Green Entities, the Management Continuing Stockholders and Vicar Operating as to the Fairness of the Merger" of the Proxy Statement and Annex B, "Opinion of Jefferies & Company, Inc.," and Annex C, "Opinion of Houlihan Lokey Howard & Zukin Capital," of the Proxy Statement is incorporated herein by reference.

       (c) Approval of Security Holders. The information contained in the section entitled "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

       (d) Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

       (e) Approval of Directors. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

       (f)       Other Offers. Not applicable.

ITEM 9.          REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

       (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "- Opinion of Houlihan Lokey Howard & Zukin Capital," "- Opinion of Jefferies & Company, Inc." and "- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement and Annex B, "Opinion of Jefferies & Company, Inc.," and Annex C, "Opinion of Houlihan Lokey Howard & Zukin

                     Capital" of the Proxy Statement is incorporated herein by reference.

ITEM 10.             SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       (a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The
                     information contained in the section entitled "SPECIAL FACTORS - Financing for the Merger" of the Proxy Statement is incorporated herein by reference. VCA has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

       (c) Expenses. The information contained in the section entitled "EXPENSES" of the Proxy Statement is incorporated herein by reference.

ITEM 11.             INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) Securities Ownership. The information contained in the section entitled "PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS" and "COMMON STOCK PURCHASE INFORMATION" of the Proxy Statement is incorporated herein by reference.

       (b)           Securities Transactions. Not applicable.

ITEM 12.             THE SOLICITATION OR RECOMMENDATION.

       (d)           Intent to Tender or Vote in a Going-Private Transaction.
                     The information contained in the sections entitled "THE SPECIAL MEETING - Record Date and Voting," "SUMMARY" and "SPECIAL FACTORS - Interests of VCA Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

       (e) Recommendations to Others. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13.             FINANCIAL STATEMENTS.

       (a) Financial Information. The information contained in the section entitled "SUMMARY SELECTED HISTORICAL FINANCIAL DATA" of the Proxy Statement is incorporated herein by reference.

       (b)           Pro Forma Information. Not applicable.

ITEM 14.             PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       (a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "EXPENSES" and "THE SPECIAL MEETING - Voting, Revocation and Solicitation of Proxies" of the Proxy Statement is incorporated herein by reference.

ITEM 15.             ADDITIONAL INFORMATION.

       (b) Other Material Information. The information contained in the Proxy Statement, including the annexes thereto, is incorporated herein by reference.

ITEM 16.             EXHIBITS.

       (a) Amendment No. 2 to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 14, 2000 (incorporated herein by reference to the Proxy Statement).

       (b)(1) Commitment Letter, dated March 30, 2000, between Goldman Sachs Credit Partners L.P. and Green Equity Investors III, L.P. (incorporated herein by reference to Exhibit (b)(1) of Amendment No. 1 to the Schedule 13E-3 filed on August 2,
                     2000).

       (b)(2) Commitment Letter, dated March 30, 2000, between GS Mezzanine Partners II, L.P. and Green Equity Investors III, L.P. (incorporated herein by reference to Exhibit (b)(2) of Amendment No. 1 to the Schedule 13E-3 filed on August 2,
                     2000).

       (c)(1) Opinion of Jefferies & Company, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

       (c)(2) Opinion of Houlihan Lokey Howard & Zukin Capital (incorporated herein by reference to Annex C of the Proxy Statement).

       (d)(1) Amended and Restated Agreement and Plan of Merger, dated August 11, 2000, among Veterinary Centers of America, Inc., Vicar Recap, Inc. and Vicar Operating, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

       (d)(2) Voting Agreement, dated March 30, 2000, between Vicar Recap, Inc. and Robert L. Antin (incorporated herein by reference to Annex D of the Proxy Statement).

       (d)(3) Stock Purchase Agreement, dated March 30, 2000, between Green Equity Investors III, L.P. and Robert L. Antin (incorporated herein by reference to Exhibit d(4) of the Schedule 13E-3 filed on May 30, 2000).

       (d)(4) Rights Agreement, dated as of December 30, 1997, between VCA and Continental Stock Transfer & Trust Company (incorporated herein by reference to VCA's Report on Form 8-K, filed on January 5, 1998, File No. 1-10787).

       (d)(5) Rights Agreement Amendment, dated as of March 30, 2000, between VCA and Continental Stock Transfer & Trust Company (incorporated herein by reference to VCA's Report on Form 8-K, filed on April 14, 2000, File No. 1-10787).

       (f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex E of the Proxy Statement).

       (g)           Not applicable.

                                   SIGNATURE

       After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2000           Veterinary Centers of America, Inc.

                                  By: /s/ Tomas W. Fuller
                                      ---------------------------------------
                                      Name:   Tomas W. Fuller
                                      Title:  Vice President, Chief Financial
                                              Officer


Dated:  August 14, 2000           Vicar Operating, Inc.

                                  By: /s/ Thomas W. Fuller
                                      ---------------------------------------
                                      Name:   Thomas W. Fuller
                                      Title:  Vice President, Chief Financial
                                              Officer


Dated:  August 14, 2000           Vicar Recap, Inc.

                                  By:  /s/ John Danhakl
                                      ---------------------------------------
                                      Name:   John Danhakl
                                      Title:  President


Dated:  August 14, 2000           Green Equity Investors III, L.P.

                                  By: GEI Capital III, LLC
                                      its general partner

                                    By:  /s/ John Danhakl
                                        -------------------------------------
                                        Name:   John Danhakl
                                        Title:  Manager


Dated:  August 14, 2000           GEI Capital III, LLC

                                  By:  /s/ John Danhakl
                                      -------------------------------------
                                      Name:   John Danhakl
                                      Title:  Manager


Dated:  August 14, 2000           /s/ Robert L. Antin
                                 --------------------------------------------
                                  Robert L. Antin


Dated:  August 14, 2000           /s/ Arthur J. Antin
                                 --------------------------------------------
                                  Arthur J. Antin


Dated:  August 14, 2000           /s/ Neil Tauber
                                 --------------------------------------------
                                  Neil Tauber


Dated:  August 14, 2000           /s/ Tomas W. Fuller
                                 --------------------------------------------
                                  Tomas W. Fuller

                                 Exhibit List
                                 ------------


 Exhibit
 Number                                                        Description


     (a)         Amendment No. 2 to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August
                 14, 2000 (incorporated herein by reference to the Proxy Statement).

     (b)(1)      Commitment Letter, dated March 30, 2000, between Goldman Sachs Credit Partners L.P. and Green Equity Investors III,
                 L.P. (incorporated herein by reference to Exhibit (b)(1) of Amendment No. 1 to the Schedule 13E-3 filed August 2,
                 2000).

     (b)(2)      Commitment Letter, dated March 30, 2000, between GS Mezzanine Partners II, L.P. and Green Equity Investors III,
                 L.P. (incorporated herein by reference to Exhibit (b)(2) of Amendment No. 1 to the Schedule 13E-3 filed August 2,
                 2000).

     (c)(1)      Opinion of Jefferies & Company, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

     (c)(2)      Opinion of Houlihan Lokey Howard & Zukin Capital (incorporated herein by reference to Annex C of the Proxy
                 Statement).

     (d)(1)      Amended and Restated Agreement and Plan of Merger, dated August 11, 2000, among Veterinary Centers of America,
                 Inc., Vicar Recap, Inc. and Vicar Operating, Inc. (incorporated herein by reference to Annex A of the Proxy
                 Statement).

     (d)(2)      Voting Agreement, dated March 30, 2000, between Vicar Recap, Inc. and Robert L. Antin (incorporated herein by reference to Annex D of the Proxy Statement).

     (d)(3)      Stock Purchase Agreement, dated March 30, 2000, between Green Equity Investors III, L.P. and Robert L. Antin
                 (incorporated herein by reference to Exhibit d(4) of the Schedule 13E-3 filed on May 30, 2000).

     (d)(4)      Rights Agreement, dated as of December 30, 1997, between VCA and Continental Stock Transfer & Trust Company
                 (incorporated herein by reference to VCA's Report on Form 8-K, filed on January 5, 1998, File No. 1-10787).

     (d)(5)      Rights Agreement Amendment, dated as of March 30, 2000, between VCA and Continental Stock Transfer & Trust Company
                 (incorporated herein by reference to VCA's Report on Form 8-K, filed on April 14, 2000, File No. 1-10787).

     (f)         Section 262 of the Delaware Corporation Law of the State of Delaware (incorporated herein by reference to Annex E of the Proxy Statement).
